82-3277

Regulatory Announcement

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RECEIVED
2005 DEC -5 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	10:33 16-Nov-05
Number	2086U

RNS Number
Tesco PLC
16 Novembe


05013047

SUPPL

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on Wednesday 16th November 2005 3,681 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer R Brasher, P A Clarke, A Higginson, Sir Terry Leahy, T J R Mason, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 3,681 Ordinary Shares of 5P each in the company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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12/6

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	11:54 23-Nov-05
Number	5566U

RNS Number:5566U
Tesco PLC
23 November 2005

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on 23rd November 2005 3,350 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer R Brasher, P A Clarke, A Higginson, Sir Terry Leahy, T J R Mason, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 3,350 Ordinary Shares of 5P each in the company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:43 14-Nov-05
Number	1115U

RNS Number:1115U
Tesco PLC
14 November 2005

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 9th November 2005 Dr Harald Einsmann and Mrs Einsmann purchased 63,000 Ordinary shares of 5p each in the Company at a price of 310p per share.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	11:51 23-Nov-05
Number	5562U

RNS Number:5562U
Tesco PLC
23 November 2005

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan") ANNOUNCEMENTS

22 November 2005

DIRECTORS SHAREHOLDING

1. Tesco PLC has today been notified that on Friday 18th November 2005, the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 309p on behalf of the Directors below:

R W Brasher 35
P A Clarke 35
A Higginson 35
T P Leahy 35
T J R Mason 35
D T Potts 35

2. The Trustees transferred 139,233 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 11,224,598 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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